

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 25, 2008

Mr. Thomas B. Testa
Gentek Inc.
90 East Halsey Road
Parsippany, New Jersey

> **RE:** **Gentek Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 20, 2007**
> **File #1-14789**

Dear Mr. Testa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief